Exhibit 3

21 April 2025 File No: 43512

To: Perion Network Ltd. Leonardo Da Vinci 2 Tel Aviv	Messrs. Eyal Kaplan (Chairman); Tal Jacobson; Michal Drayman; Amir Guy; Joy Marcus; Rami Schwartz; Mike Vorhaus; Members of the Board of Directors of Perion Networks Ltd. Leonardo Da Vinci 2 Tel Aviv	Via email and courier

Dear Sirs,

Re: Perion Network Ltd.

Our client, Value Base Fund Limited Partnership, has instructed us to approach you as follows:

1.	Our client is an interested party in Perion Network Ltd. (the "Company"), and is one of its largest shareholders.

2.
On April 3, 2025, the Board of Directors of the Company, whose shares are dually listed on both the Tel Aviv Stock Exchange Ltd. (the “Tel Aviv Stock Exchange”) and the NASDAQ stock exchange, adopted a “poison pill” mechanism (referred to by the Company in its reports as a “Rights Plan”).

3.
Pursuant to the Rights Plan, as published, if a shareholder reaches a holding of 13% or more of the Company’s share capital, without the approval of the Company’s Board of Directors, other shareholders will be granted the right to purchase 0.5 shares for each share they own, at the price of only $0.01 (the “Poison Pill”).

4.
Our client is convinced that the Poison Pill does not serve the interests of the shareholders. On the contrary, the Poison Pill causes damage to the shareholders and may cause even greater damages, losses and losses of profits, if it is not rescinded or at least if its adoption will not be subjected to shareholders approval. Moreover, our client is convinced that the resolution was taken by the Board of Directors in a blatant conflict of interest and against the interests of the shareholders. In addition, our client has serious concerns that the Poison Pill was adopted in violation of the law and in breach of the Company’s Articles of Association, with the Board preferring its own considerations over those of the shareholders. Our client also is concerned that the Company’s report on the matter is deficient and misleading, and that the activation of the Poison Pill exposes the Company to delisting from the Tel Aviv Stock Exchange. All of the above exposes the Company and its office holders to litigation.

5.
Simply stated, our client believes that the Company’s special circumstances,  including the performance of the Company’s shares, the fact that its enterprise value (EV) ranges from negligible to negative value, and the fact that the Company’s Articles of Association already contain “protective” provisions in favor of the current Board of Directors (including a classified board), raise additional questions regarding the circumstances under which the resolution was taken by the Company’s Board of Directors and the considerations underlying it.

6.
Needless to say, our client has no intention of acquiring a controlling stake in the Company and its sole interest is the benefit of the Company and its shareholders. Accordingly, and considering all of the foregoing, and also given that the Company’s reports state that the “Poison Pill” mechanism serves the interests of its shareholders, our client demands that:

6.1.	The Company’s Board of Directors shall promptly adopt a resolution to rescind the Poison Pill.

6.2.
At a minimum, and without prejudice to our client’s position as to the validity of the Poison Pill in light of the Company’s unique circumstances, the Company shall notify its shareholders as soon as possible and without delay that the adoption of the Rights Plan shall be subject to shareholders’ vote, and shall, within no more than seven (7) business days from the date of this letter, call a general meeting of shareholders, whose agenda shall be shareholders’ approval of the Poison Pill.

This is both because according to our client’s position (and particularly in light of the Company’s specific circumstances) doing so is required by law, and in light of the fact that the Board's resolution could materially harm the shareholders. It is worth mentioning that the Company’s Board also believed that the resolution could have a material effect on the shareholders, even if it mistakenly described it as one that benefits the shareholders. In any case, it is clear that shareholders must be given the right to decide on a matter that is so material for them, and with respect to which the Board and management are conflicted.

7.
For the avoidance of doubt, our client reserves all its rights, particularly in the event the Company elects not to rescind the Poison Pill or to convene a general meeting as set forth above. Nothing in this letter or what is not stated herein shall constitute an admission and/or exhaustion and/or waiver of any right and/or claim of our client, nor shall it exhaust the claims and/or rights and/or remedies available to it.

Sincerely,

/s/ Efrat Tzur Efrat Tzur, Adv.	/s/ Dr. Haim Makhlouf Dr. Haim Makhlouf, Adv.

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